

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 15, 2016

Via e-mail
Robert P. Rozek
Chief Financial Officer
Korn/Ferry International
1900 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

>   **Re: Korn/Ferry International**
>   **Form 10-K for the year ended April 30, 2015**
>   **Filed June 26, 2015**
>   **Form 8-K**
>   **Filed June 11, 2015**
>   **File No. 001-14505**

Dear Mr. Rozek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed June 11, 2015

Exhibit 99.1

1. We note your presentation of adjusted results for EBITDA, EBITDA margin, net income, basic earnings per share and diluted earnings per share. In future filings, please label each line item within the adjusted results section as adjusted or tell us why such revision is not appropriate.

2. We note the statements of income reconciliation of "As Reported (GAAP) to as Adjusted (non-GAAP)" provided in your earnings release. Please tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Additionally, in future filings provide discussion within your

reconciliation regarding the nature of each of the adjustments or cross reference elsewhere within your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Attorney at 202-551-6431 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate
& Commodities